UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

------------------------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Craft Brewers Alliance, Inc.

(Name of Issuer)

Common Stock, Par Value $0.005 per share

(Title of Class of Securities)

224122 10 1

(CUSIP Number)

Robert P. Widmer

Craft Brewers Alliance, Inc.

929 North Russell Street

Portland, Oregon  97227-1733

Telephone:  (503) 281-2437

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Mary Ann Frantz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon  97204

Telephone:  (503) 224-5858

December 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 224122 101	Page 2 of 7 pages

13D

1.         Names of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Robert P. Widmer

            ------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group

            [X]       (a)

            [  ]        (b)

3.         SEC Use Only

            ------------------------------------------------------------------------------------------------------------

4.         Source of Funds

            Not applicable

            ------------------------------------------------------------------------------------------------------------

5.         [  ]        Check Box if Disclosure of Legal Proceedings is

                          Required Pursuant to Item 2(d) or 2(e)

            ------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

            United States

            ------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7.         Sole Voting Power

            0

            ------------------------------------------------------------------------------------------------------------

8.         Shared Voting Power

            1,025,000

            ------------------------------------------------------------------------------------------------------------

9.         Sole Dispositive Power

            0

            ------------------------------------------------------------------------------------------------------------

10.       Shared Dispositive Power

            1,025,000

            ------------------------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,025,000

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 101	Page 3 of 7 pages

12.       [  ]        Check Box if the Aggregate Amount in Row 11 Excludes

                          Certain Shares

13.       Percent of Class Represented by Amount in Row 11

            5.4 percent

            ------------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person

            IN

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 101	Page 4 of 7 pages

1.         Names of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Barbara B. Widmer

            ------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group

            [X]       (a)

            [  ]        (b)

3.         SEC Use Only

            ------------------------------------------------------------------------------------------------------------

4.         Source of Funds

            Not applicable

            ------------------------------------------------------------------------------------------------------------

5.         [  ]        Check Box if Disclosure of Legal Proceedings is

                          Required Pursuant to Item 2(d) or 2(e)

            ------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

            United States

            ------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7.         Sole Voting Power

            0

            ------------------------------------------------------------------------------------------------------------

8.         Shared Voting Power

            1,025,000

            ------------------------------------------------------------------------------------------------------------

9.         Sole Dispositive Power

            0

            ------------------------------------------------------------------------------------------------------------

10.       Shared Dispositive Power

            1,025,000

            ------------------------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,025,000

CUSIP 224122 101	Page 5 of 7 pages

            ------------------------------------------------------------------------------------------------------------

12.       [  ]        Check Box if the Aggregate Amount in Row 11 Excludes

                          Certain Shares

13.       Percent of Class Represented by Amount in Row 11

            5.4 percent

            ------------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person

            IN

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 101	Page 6 of 7 pages

This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2010 to reflect the current ownership interest percentage of the Reporting Persons in the Issuer’s common stock, $0.005 par value, (“Common Stock”). This change in ownership percentage resulted from a combination of events.  On October 1, 2010, the Issuer issued 1,667,000 shares of Common Stock in connection with its acquisition of Kona Brewing Co., Inc. (“KBC”) and related subsidiaries (“Kona Merger”) (as reported on Form 8-K filed with the SEC on October 6, 2010 and amended December 15, 2010). Separately, as of the filing of this Amendment No. 1, the Reporting Persons have sold a total of 74,820 shares of Common Stock as a result of a series of transactions pursuant to a 10b5-1 Sales Plan dated August 23, 2010 and separately executed open market transactions.

Item 4.  Purpose of Transaction.

            Each Reporting Person may acquire or dispose of shares of Common Stock from time to time for personal reasons.  Mr. Widmer may, in the ordinary course of acting in his capacity as Vice President of Corporate Quality Assurance and Industry Relations of the Company, engage in activities relating to the strategy, business, assets, operations, and financial condition of the Issuer.

            On December 8, 2010, Mr. Widmer entered into a 10b5-1 Sales Plan with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which the Broker is authorized and directed to sell up to 25,000 shares of Common Stock for the period between January 8, 2011 and June 30, 2011, subject to satisfaction of certain events, including among others, sale price and volume limitations.

Item 5.  Interest in Securities of the Issuer.

            (a)–(b)  Each of the Reporting Persons beneficially owns 1,025,000 shares of Common Stock, or 5.4 percent (based on 18,819,053 shares of Common Stock outstanding as of November 4, 2010, as reported on the Company's Quarterly Report on Form 10-Q filed November 15, 2010).  Each of the Reporting Persons has shared power to direct the vote and shared power to dispose of 1,025,000 shares of Common Stock.

            (c)        During the past 60 days, the Reporting Persons sold 25,000 shares of Common Stock in a series of open market transactions as described above on the dates, at the average price per share, and at the range of sales prices, if applicable, as indicated below:

Sales Date	Shares Sold	Average Sales Price		Range of Sales Prices
December 2, 2010	5,000 shares	at $6.51 per share	[1]	$6.50 - $6.56
December 3, 2010	5,000 shares	at $6.55 per share	[1]	$6.54 - $6.55
December 6, 2010	5,000 shares	at $6.65 per share	[1]	$6.57 - $6.72
December 7, 2010	10,000 shares	at $6.91 per share	[1]	$6.75 - $7.03

Note 1 - Multiple open market sales transactions were executed on this date. The range of sales prices for these transactions is to the right, if applicable.  The Reporting Persons will provide to the staff complete information regarding each of these transactions upon request.

CUSIP 224122 101	Page 7 of 7 pages

            (d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Plan described in Item 4 above was entered into between Mr. Widmer and Broker effective December 8, 2010.  The Plan is structured to satisfy the conditions of Rule 10b5-1(c). Pursuant to the Plan, Broker is authorized and directed to sell on Mr. Widmer’s behalf up to 25,000 shares of Common Stock between January 8, 2011 and June 30, 2011, subject to certain conditions, including, among others, trading price and volume limitations. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is filed as Exhibit 99.2 to this Amendment No. 1.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement dated February 11, 2010 is filed as Exhibit 99.1 to Schedule 13D filed February 16, 2010 and is incorporated herein by reference.

Exhibit 99.2 – Rule 10b5-1 Sales Plan between Robert P. Widmer and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 8, 2010.

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 23, 2010

/s/ Robert P. Widmer
Robert P. Widmer

/s/ Barbara B. Widmer
Barbara B. Widmer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)